Subject to Completion
            Preliminary Pricing Supplement Dated September 13, 2004


PRICING SUPPLEMENT DATED SEPTEMBER    , 2004
--------------------------------------------

[LOGO OMITTED]Merrill Lynch

(To prospectus supplement and
prospectus dated
November 26, 2003)                         PROTECTED GROWTH(SM) INVESTING
Pricing Supplement Number:           Pursuit of Growth, Protection of Principal


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
           Protected Growth(SM) Notes Linked to the S&P 500(R) Index
                              due October  , 2011
                                 (the "Notes")
                       $1,000 principal amount per Note

                                  ----------



Issuer.......................................     Merrill Lynch & Co., Inc. ("ML&Co.")

Aggregate Principal Amount...................     $

Public Offering Price (per Note).............     $1,000

                                                  The public offering price for any single transaction to purchase
                                                  between     and      Notes will be $     per Note. The public offering
                                                  price for any single transaction to purchase      Notes or more will be
                                                  $           per Note.

Minimum Initial Subscription.................     $1,000,000 per investor, subject to the underwriter's sole discretion to waive the minimum initial subscription requirement.

Pricing Date.................................     September      , 2004

Original Issue Date..........................     September      , 2004

Stated Maturity Date.........................     October    , 2011

Interest Rate................................     There will be no periodic payments of interest on the Notes prior to the Stated Maturity Date; however, on the Stated Maturity Date you will be entitled to receive a payment of interest on the Notes equal to the Supplemental Redemption Amount.

The Index ...................................     The S&P 500 Index (the "Index") (Index symbol "SPX")

Amount Payable at Maturity...................     On the Stated Maturity Date, for each Note that you own you will receive a cash payment equal to the sum of (i) the principal amount of that Note and (ii) the "Supplemental Redemption Amount" which is equal to the greater of:

                                                  (i) $1,000 x Participation Rate x ( Averaged Ending Value - Starting Value );
                                                                                    ( ---------------------------------------)
                                                                                    (               Starting Value           )
                                                  or


                                                  (ii) zero.


"Protected Growth" is a service mark of ML&Co.
"Standard & Poor's(R)", "S&P 500(R)" and "S&P(R) "are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and ML&Co. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's.


                                                  The "Starting Value" will equal the closing value of the Index on the
                                                  Pricing Date. We will disclose the actual Starting Value to you in the final pricing supplement to be delivered in connection with sales of the Notes.

                                                  The "Averaged Ending Value", as determined by the Calculation Agent
                                                  (as defined below), will equal the average, arithmetic mean, of the closing values of the Index on the Valuation Dates (as defined below).

                                                  The "Participation Rate" will be a fixed percentage expected to be between 95% and 105%. The actual Participation Rate will be determined on the Pricing Date and will be disclosed to you in the final pricing supplement to be delivered in connection with sales of the Notes.

Valuation Date...............................     Each of (i) the first Index Business Day (as defined below) of each month from and including October 2010 to and including September 2011, and (ii) the third scheduled Index Business Day prior to the Stated
                                                  Maturity Date; provided, however, if a Market Disruption Event (as defined below) occurs on any of those dates or if any of those dates is not an Index Business Day, that Valuation Date will be the next scheduled Index Business Day, regardless of the occurrence of a Market
                                                  Disruption Event.

Index Business Day...........................     Any day on which the New York Stock Exchange (the "NYSE"), the
                                                  American Stock Exchange (the "AMEX") and The Nasdaq Stock Market (the
                                                  "Nasdaq") are open for trading and the Index or any successor index
                                                  (as defined below) is calculated and published.

Adjustments to the Index ....................     If at any time Standard & Poor's ("S&P") changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the Calculation Agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

Market Disruption Event......................     Either of the following events as determined by the Calculation Agent:

                                                  (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

                                                  (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account



                                                          PS-2

                                                  any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

                                                  For the purpose of the above definition:

                                                  (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange; and

                                                  (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange
                                                  Commission of similar scope as determined by the Calculation Agent, will be considered "material".

                                                  As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the
                                                  Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market
                                                  Disruption Event could affect the calculation of the payment at maturity you may receive.

Discontinuance of the Index .................     If S&P discontinues publication of the Index and S&P or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a
                                                  "successor index"), then, upon the Calculation Agent's notification of its determination to the Trustee (as defined below) and ML&Co., the
                                                  Calculation Agent will substitute the successor index as calculated by
                                                  S&P or any other entity for the Index and calculate the Averaged
                                                  Ending Value as described above. Upon any selection by the Calculation
                                                  Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

                                                  In the event that S&P discontinues publication of the Index and:

                                                       (A) the Calculation Agent does not select a successor index; or

                                                       (B) the successor index is no longer published on any Valuation Date and the Index Business Day following that Valuation Date,

                                                  the Calculation Agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market
                                                  Disruption Event exists.



                                                          PS-3

                                                  If S&P discontinues publication of the Index before the final
                                                  Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

                                                      (A) the determination of the Averaged Ending Value; and

                                                      (B) a determination by the Calculation Agent that a successor index is available,

                                                  the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Valuation Day. The
                                                  Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

                                                  Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Business Day ................................     Any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Events of Default and Acceleration...........     In case an Event of Default (as described under "Description of Debt
                                                  Securities--Events of Default" in the accompanying prospectus) with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the sum of the principal amount and the Supplemental Redemption
                                                  Amount, calculated as though the date of acceleration were the Stated
                                                  Maturity Date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the
                                                  principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the Stated Maturity Date of the Notes.

                                                  In case of default in payment of the Notes, whether at the Stated
                                                  Maturity Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate
                                                  of   % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Optional Redemption .........................     None

CUSIP number.................................     59018YUJ8

Form of Notes................................     Book-entry

Trustee .....................................     JPMorgan Chase Bank



                                                          PS-4

Calculation Agent............................     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S")
                                                  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on
                                                  ML&Co. and the holders and beneficial owners of the Notes.

Ratings .....................................     On the date of this pricing supplement, the Notes were rated A+ by
                                                  Standard & Poor's Rating Services and Aa3 by Moody's Investors
                                                  Service, Inc. Each of these ratings is subject to change. ML&Co. does not undertake to update this information as of any date subsequent to the date of this pricing supplement. Any investor for whom these ratings may be important as of any date subsequent to the date of this pricing supplement should obtain these ratings from the respective rating agencies, and should not rely on the ratings set out above.

                                 RISK FACTORS

         Your investment in the Notes will involve certain risks, including risks not associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks, and the risks described in the accompanying prospectus supplement, before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

         You should be aware that if the Averaged Ending Value does not exceed the Starting Value when the Supplemental Redemption Amount is determined, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index was higher than the Starting Value at some time during the life of the Notes but does not average more than the Starting Value on the Valuation Dates. If the Supplemental Redemption Amount is zero, we will pay you only an amount equal to the principal amount of your Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

         The amount that we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same Stated Maturity Date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

         The return on your Notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks because the Supplemental Redemption Amount is based on the average value of the Index on the Valuation Dates and the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop

         The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

         The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

         The value of the Index is expected to affect the trading value of the Notes. We expect that the market value of the Notes will depend substantially on the amount by which the Index exceeds the Starting Value. If you choose to sell your Notes when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Index will continue to fluctuate until the Averaged Ending Value is determined. If you choose to sell your Notes when the value of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $1,000 principal amount per Note. In general, rising U.S. dividend rates or dividends per share may increase the value of the Index while falling U.S. dividend rates may decrease the value of the Index.

         Changes in the levels of interest rates are expected to affect the trading value of the Notes. Because we will pay, at a minimum, an amount equal to the $1,000 principal amount per Note at maturity, we expect that changes in U.S. interest rates will affect the trading value of the Notes. Generally, if U.S. interest rates increase, the trading value of the Notes may decrease and, conversely, if U.S. interest rates decrease, the trading value of the Notes may increase. Rising U.S. interest rates may lower the value of the Index and, thus, may lower the value of the Notes. Falling U.S. interest rates may increase the value of the Index and, thus, may increase the value of the Notes.

         Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases we expect that the trading value of the Notes will increase and, conversely, if the volatility of the Index decreases, we expect the value of the Notes will decrease.

         As the time remaining to maturity of the Notes decreases, the "time premium" associated with the Notes will decrease. We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period before the Stated Maturity Date. However, as the time remaining to the Stated Maturity Date decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

         Changes in dividend yields of the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the Notes will increase.

         Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes. In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. However, we expect that the effect on the trading value of the Notes of a given increase in the value of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

         New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested. While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

         We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons or in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts

         Our subsidiary MLPF&S is our agent for the purposes of calculating the Averaged Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index.

MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

         You should consider the tax consequences of investing in the Notes. See "United States Federal Income Taxation" in this pricing supplement.

                     UNITED STATES FEDERAL INCOME TAXATION

         Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

         There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

         On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

         In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of the principal amount
thereof and a projected Supplemental Redemption Amount equal to $     per Note
(the "Projected Supplemental Redemption Amount"). This represents an estimated
yield on the Notes equal to      % per annum, compounded semiannually.
Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000 per Note), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual Supplemental Redemption
Amount, if any, exceeds $      per Note (i.e., the Projected Supplemental
Redemption Amount), a U.S. Holder will be required to include the excess of
the actual Supplemental Redemption Amount over $       per Note (i.e., the
Projected Supplemental Redemption Amount) in income as ordinary interest on the Stated Maturity Date. Alternatively, in the event that the actual Supplemental
Redemption Amount, if any, is less than $     per Note (i.e., the Projected
Supplemental Redemption Amount), the amount by which the Projected Supplemental
Redemption Amount (i.e., $     per Note) exceeds the actual Supplemental
Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Stated Maturity Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining
portion of the Projected Supplemental Redemption Amount (i.e., $      per Note)
in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

         Upon the sale or exchange of a Note prior to the Stated Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

         The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical Table

         The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of approximately seven years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 3.88% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on September 13, 2004 and were scheduled to mature on September 13, 2011. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final prospectus supplement delivered to investors in connection with the initial sale of the Notes.

                                                                                        Total interest
                                                                  Interest deemed       deemed to have
                                                                    to accrue on       accrued on Notes
                                                                    Notes during         as of end of
                                                                   accrual period       accrual period
                 Accrual Period                                      (per Note)           (per Note)
-----------------------------------------                         ---------------      ----------------
September 13, 2004 through March 13, 2005.................             $19.24               $ 19.24
March 14, 2005 through September 13, 2005.................             $19.77               $ 39.01
September 14, 2005 through March 13, 2006.................             $20.16               $ 59.17
March 14, 2006 through September 13, 2006.................             $20.55               $ 79.72
September 14, 2006 through March 13, 2007.................             $20.95               $100.67
March 14, 2007 through September 13, 2007.................             $21.35               $122.02
September 14, 2007 through March 13, 2008.................             $21.77               $143.79
March 14, 2008 through September 13, 2008.................             $22.19               $165.98
September 14, 2008 through March 13, 2009.................             $22.62               $188.60
March 14, 2009 through September 13, 2009.................             $23.06               $211.66
September 14, 2009 through March 13, 2010.................             $23.51               $235.17
March 14, 2010 through September 13, 2010.................             $23.96               $259.13
September 14, 2010 through March 13, 2011.................             $24.43               $283.56
March 14, 2011 through September 13, 2011.................             $24.90               $308.46

--------------------
Hypothetical Projected Supplemental Redemption Amount = $308.46 per Note.


           All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

Non-U.S. Holders

           A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the
"Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN
(or other
applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

           Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

           Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

           In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

           Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

         Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest" ) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

         The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

     (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

     (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

     (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

     (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

     (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

         The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

         MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth above. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.